UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the quarter and year ended December 31, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 16, 2004

By

/s/ David M. Hall

Name:

     David M. Hall

Title:

     CFO

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS

FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2003

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today reported financial results for the quarter and year ended December 31, 2003. Amounts, unless specified otherwise, are in Canadian dollars.  At December 31, 2003, the exchange rate was approximately U.S. $1.00 = CDN $1.29.

The Company changed its fiscal year end from September 30 to December 31 effective as of December 31, 2003. Accordingly, for the period ending December 31, 2003, the Company has reported its consolidated financial results for the three and fifteen month periods ended December 31, 2003.  We have provided comparative results for the three month period ended December 31, 2002 and the twelve month period ended September 2002 (fiscal 2002).

As previously announced, in March 2003, the shareholders authorized a 2 for 1 stock split of the Company’s common share capital.  In January 2004, the shareholders authorized a second 2 for 1 stock split of the Company’s common share capital and approved a new stock option plan.  All share amounts including the weighted average shares outstanding and the basic and fully diluted loss per common share have been retroactively adjusted to give effect to the two stock splits.

The Company prospectively adopted the expensing of stock based compensation for Canadian and U.S. GAAP effective October 1, 2002 (the beginning of the current reporting period). This resulted in additional compensation expense of $2.0 million for the quarter ended December 31, 2003 and $4.0 million for the fifteen month period ended December 31, 2003. Stock based compensation expense in future periods will vary depending upon the number of options granted and the assumptions used to determine the fair value calculations.

CONDENSED FINANCIAL RESULTS

Quarter results

The operating loss for the three month period ended December 31, 2003, before the reported foreign exchange loss and other income, was $7.8 million ($0.09 loss per common share) compared to $6.2 million ($0.10 loss per common share) for the same period in the prior year.  The loss for the three month period ended December 31, 2003 was $19.1 million ($0.23 loss per common share), as compared to a loss of $6.0 million ($0.09 loss per common share) for the same period in the prior year.  The increase in the loss for the period is primarily a result of a $13.0 million foreign exchange loss recorded for accounting purposes during the current quarter. The reported foreign exchange loss is a combined result of the appreciating Canadian dollar in comparison to the U.S. dollar (from 1.35:1 to 1.29:1) during the quarter as applied to our U.S. dollar denominated cash and cash equivalents and a significant increase in the U.S. dollar denominated cash and cash equivalents held during the period. In October 2003 a public offering of 11,500,000 common shares resulted in net proceeds of $320.4 million (U.S. $238 million). The proceeds of the offering are expected to be used to fund our clinical studies, research and product development, working capital, and general corporate purposes including acquisitions, most of which are expected to be denominated in U.S. dollars. Of the total proceeds received from the public offering, $178.6 million was maintained in U.S. dollar denominations in addition to the significant U.S. dollar cash and cash equivalent balances normally held.  As at December 31, 2003, U.S. $221.9 million was maintained in U.S. dollars and was not converted into Canadian dollars, and therefore the Company did not incur actual foreign exchange losses that would result upon converting U.S. dollars into Canadian dollars.  The reported foreign exchange loss arose for accounting purposes by applying the decrease in the U.S. dollar of Canadian $0.06 per U.S. dollar to the balance of U.S. denominated cash and cash equivalents at December 31, 2003. We do not use derivatives to hedge against exposures to foreign currency, interest rate and other market risks arising from our balance sheet financial instruments because our future expenditures are anticipated to be largely in U.S. denominated currency.

Revenue of $13.5 million for the three month period ended December 31, 2003 includes $3.4 million from sales of approved products by our subsidiaries, Cohesion Technologies, Inc. (“Cohesion”) and STS Biopolymers, Inc. (“STS”) acquired in January 2003 and December 2003 respectively.  License fees include amortization into revenue of upfront license payments of $3.9 million and a milestone payment of $2.6 million earned upon successful transfer of manufacturing of CoSeal® to Baxter Healthcare. Royalty revenue of $3.6 million received during the current period was primarily derived from one of our collaborators under the drug-coated stent co-exclusive license for sales of the drug-coated stents in the three month period ended September 30, 2003.

Research and development expenditures increased by approximately $3.4 million, or 139%, during the quarter compared to the same quarter in 2002.  This increase is primarily due to the inclusion of Cohesion’s research and development costs of $2.4 million consisting mainly of salaries and clinical trial expenditures on the Adhibit™ and CoSeal® Lung clinical programs. In addition, clinical trial costs for the rheumatoid arthritis phase II study resulted in an increase of $445,000 and $392,000 was recognized in stock based compensation expense for research and development employees compared to $17,000 for the three month period ended December 31, 2002.  Selling, general and administrative expenses for the current quarter increased by $4.0 million compared to the same quarter in the prior year.  The increase is primarily due to recording the fair value of the stock based compensation transactions, resulting in additional compensation expense of $1.6 million compared to the three month period ended December 31, 2002.  Additional expenditure increases were a result of the inclusion of Cohesion’s and STS’s sales and marketing and general and administration expenditures of $1.1 million for the quarter, and increases in professional fees and operating costs.  Amortization increased by $4.5 million during the quarter primarily due to amortization on the identifiable intangible assets acquired in the acquisition of Cohesion, which are being amortized in proportion to the revenue earned from a license agreement in relation to these intangible assets.

Investment and other income increased by $1.1 million for the three month period ended December 31, 2003 compared to the same period in the prior year due to the amount of cash and cash equivalents, and short-term and long-term investments held during the last quarter of the year as a result of the public offering.  The increase in investment and other income in the last quarter of the year resulted in a slight increase for the fifteen month period ended December 31, 2003 over fiscal 2002 despite a decline in market yields available on short-term investments, declining to an average investment yield of 1.6% for the fifteen month period ended December 31, 2003, compared to 2.4% in fiscal 2002.

Annual results

The operating loss for the fifteen month period ended December 31, 2003, before the reported foreign exchange loss, other income and interest expense, was $43.3 million ($0.61 loss per common share). The loss for the fifteen month period ended December 31, 2003 was $67.6 million ($0.96 loss per common share), as compared to a loss of $20.1 million ($0.32 loss per common share) for the twelve month period ended September 30, 2002.  The loss for the fifteen month period ended December 31, 2003 includes a foreign exchange loss of $27.9 million (impact on loss per share of $0.40) compared to a foreign exchange gain of $629,000 (impact on earnings per share of $0.01) for the twelve month period ended September 30, 2002.  Again, this increase is a direct result of the appreciation of the Canadian dollar currency relative to the U.S. dollar currency (from 1.59:1 to 1.29:1 for the fifteen month period ended December 31, 2003) combined with an increase in the amount of U.S. dollar denominated currency held.

Revenue of $27.8 million for the fifteen month period ended December 31, 2003 is comprised of $11.1 million from sales of Cohesion and STS’s approved products, $10.9 million from amortization of deferred revenue related to upfront license fees and milestone payments, and $5.8 million from royalty revenue from licensees on the commercial sales of drug-coated stents using our technology.  Cost of goods sold, relating to the approved products, as a percentage of sales was approximately 60%.

Expenditures for the fifteen month period ended December 31, 2003 increased due to the inclusion of an extra three month period of operations, the inclusion of Cohesion’s and STS’s expenditures from the dates of acquisition, total prospective stock based compensation expense of $4.0 million and an increase in research and development and corporate activities.

The Company's financial position was strong at the end of the year, with available cash balances, including cash and cash equivalents and short-term and long-term investments, of approximately $403.9 million. Of that amount, approximately $286.8 million (U.S. $221.9 million) was denominated in U.S. currency, which will be used to meet our anticipated U.S. dollar expenditures in future periods.

In February 2004, the Company received U.S. $3.8 million in royalty revenue from its drug-eluting stent corporate partners. These royalties are based upon approximately U.S. $83.5 million in net sales of the drug-eluting stent for the period October 1, 2003 to December 31, 2003 as reported by the Company’s licensees.  This includes sales from products being sold in certain countries in the world where the Company’s licensees have approval and are selling the paclitaxel-coated drug-eluting stent. The Company records royalty revenue as received until a history of royalty revenue has been established in order to more accurately estimate amounts due.   Royalty revenue is expected to increase throughout 2004 now that Boston Scientific received FDA approval for its paclitaxel coated drug eluting stent on March 4, 2004.

Effective January 1, 2004, the Company changed its functional and reporting currency to the U.S. dollar from the Canadian dollar and has also elected to report its consolidated financial statements in accordance with U.S. GAAP.  Supplemental information is attached to assist in comparing the Canadian dollar and Canadian GAAP information presented in this press release to the U.S. dollar and U.S. GAAP information that will be presented as comparative information in the future.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

CANADIAN $ AND CANADIAN GAAP

	Three Months Ended December 31,		Fifteen Months Ended December 31	Twelve Months Ended September 30
(In thousands of Canadian $, except per share data)	2003	2002	2003	2002

Revenue:
Product sales	3,436	-	11,130	-
License fees	6,536	154	10,859	7,322
Royalty revenue	3,563	16	5,809	8
Total revenue	13,535	170	27,798	7,330

Expenses:
Cost of goods sold – product sales	1,785	-	6,655	-
License and royalty fees on royalty revenue	1,269	31	2,603	-
Research and development	5,902	2,471	21,027	16,311
Selling, general and administration	6,791	2,776	26,214	12,104
Amortization	5,570	1,071	14,617	3,141
Operating loss	(7,782)	(6,179)	(43,318)	(24,226)

Other (expenses) income:
Foreign exchange (loss) gain	(13,028)	(416)	(27,942)	629
Investment and other income	1,737	613	3,745	3,454
Interest expense –capital lease	-	-	(101)	-
Loss for the period	(19,073)	(5,982)	(67,616)	(20,143)

Basic and diluted loss per common share	$(0.23)	$(0.09)	$(0.96)	$(0.32)
Weighted average shares outstanding (in thousands)	82,637	63,028	70,580	62,532

ANGIOTECH PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

CANADIAN $ AND CANADIAN GAAP

(In thousands of Canadian $)	December 31, 2003	September 30, 2002
Assets
Current assets: Cash and short-term investments	383,577	136,350
Other current assets	14,003	1,570
Total current assets	397,580	137,920
Long-term investments	21,230	-
Capital assets, net	13,100	8,958
Intangible assets, net	47,150	4,687
Goodwill	40,913	-
Other assets	743	-
	520,716	151,565
Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities	9,401	8,898
Deferred revenue	8,217	718
Deferred leasehold inducement	2,937	2,537
Future income tax liability	4,674	-
Shareholder' equity	495,487	139,412
	520,716	151,565

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three months ended December 31, 2003 and the audited consolidated financial statements for the fifteen month period ended December 31, 2003. If you require a copy of Angiotech's audited consolidated financial statements for the fifteen month period ended December 31, 2003, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's Financials will be held on Tuesday, March 16, 2004 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialing toll-free at (888) 484-0390. Please note this is an analyst call and at the end of the presentation we will invite questions from the analysts only. A recording of the call will be available until Tuesday, March 23, 2004 by calling (800) 558-5253 and entering Access Code 21186356.

Statements in this press release (including the supplemental information) regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the  companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's  regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

For more information contact:

Analysts:            Rui Avelar                      Angiotech Pharmaceuticals, Inc.     (604) 221-7676 ext 6996

Investors:            Ian Harper                      Angiotech Pharmaceuticals, Inc.     (604) 221-7676 ext 6933

Media:                Eric Starkman                 Starkman & Associates                   (212) 252-8545

SUPPLEMENTAL INFORMATION

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA RECONCILIATION

U.S. $ AND U.S. GAAP

(In thousands of U.S. $, except per share data))	Three months ended Dec 31, 2003	Twelve months ended Dec 31, 2003	Fifteen months ended Dec 31, 2003
	US GAAP	US GAAP	US GAAP
	US$	US$	US$
	[unaudited]	[unaudited]	[unaudited]
Revenue
Product sales	2,615	8,027	8,027
License fees	4,977	7,970	8,069
Royalty revenue	2,714	4,343	4,353
	10,306	20,340	20,449

Expenses
Cost of goods sold - product sales	1,360	4,825	4,825
License and royalty fees on royalty revenue	966	1,909	1,929
Research and development	4,517	13,531	15,128
Selling, general and administration	5,166	16,767	18,536
Amortization	6,949	15,043	15,390
	18,958	52,075	55,808
Operating loss	(8,652)	(31,735)	(35,359)
Other (expenses) income:
Foreign exchange (loss) gain	(9,889)	(19,899)	(20,155)
Investment and other income	1,321	2,327	2,718
Interest expense - capital lease	-	(90)	(90)
Total other (expenses) income	(8,568)	(17,662)	(17,527)
Loss for the period	(17,220)	(49,397)	(52,886)
Other comprehensive income	6	118	274
Comprehensive income	(17,214)	(49,279)	(52,768)

Basic and diluted loss per common share	$(0.21)	$(0.73)	$(0.75)
Weighted average shares outstanding (in thousands)	82,637	67,506	70,580

See accompanying discussion regarding the basis of presentation.

SUPPLEMENTAL INFORMATION

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED BALANCE SHEET DATA RECONCILIATION

U.S. $ AND U.S. GAAP

(in thousands of $)	December 31, 2003
U.S. GAAP
US$
[unaudited]
Assets
Current assets:
Cash and short-term investments	296,794
Other current assets	10,836
Total current assets	307,630
Long term investments	16,801
Capital assets, net	10,136
Intangible assets, net	30,094
Goodwill	31,657
Other assets	575
396,893
Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	7,275
Deferred revenue	6,358
Deferred leasehold inducement	2,272
Future income tax liability	3,617
Shareholders’ equity	377,371
396,893

Basis of Presentation

The condensed consolidated financial statement data of the Company were prepared by management to provide additional information to readers of the statutory consolidated financial statements of the Company for the fifteen month period ended December 31, 2003, which are prepared under Canadian GAAP ("CDN GAAP") and reconciled to U.S. generally accepted accounting standards ("U.S. GAAP").  The condensed consolidated balance sheet and statements of loss and deficit for the year ended December 31, 2003 have been derived from the audited financial statements of the Company for the fifteen month period ended December 31, 2003 and should be read in conjunction with the Company’s December 31, 2003 financial statements including the notes thereto.

Effective January 1, 2004, the Company changed its functional and reporting currency to the U.S. dollar from the Canadian dollar and has also elected to report its consolidated financial statements in accordance with U.S. GAAP.  The Company changed its functional and reporting currency to U.S. dollars in order to more accurately represent the currency of the economic environment in which it operates.  The Company will also adopt U.S. GAAP in order to provide information on a more comparable basis with the majority of the companies in its peer group.  The financial information for the year ended December 31, 2003 which has been derived from the consolidated financial statements for the fifteen month period ended December 31, 2003, and is presented in U.S. dollars and in accordance with U.S. GAAP as if the U.S. dollar had been used as the reporting currency during the period ended December 31, 2003.

As at December 31, 2003 the functional currency of the Company was the Canadian dollar and the reporting currency for the purpose of these condensed consolidated financial statements is the U.S. dollar.  Accordingly these condensed consolidated financial statements of the Company are translated into U.S. dollars using the current rate method. Assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity is translated at the applicable historical rate. Revenue and expenses are translated at a weighted average rate of exchange for the period. Exchange rates used on revenue and expenses vary based on the relative weighting during the period of exchange. The cumulative foreign currency translation adjustment is reported as a component of shareholders' equity.

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